PROSPECTUS Dated January 25, 2006	Preliminary Pricing Supplement No. 6
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For HITS	Dated January 25, 2006
Dated January 25, 2006	Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Fixed Rate Notes

11.5% HITS due March 20, 2007 Based on the Common Stock of JetBlue Airways Corporation High Income Trigger SecuritiesSM (“HITSSM”)

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 11.5% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by this indicative pricing supplement. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of JetBlue Airways Corporation, if the trading price of the common stock of JetBlue Airways Corporation decreases to or below the trigger price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.
Indicative Terms:
Underlying company:	JetBlue Airways Corporation, which we refer to as JetBlue
Aggregate principal amount:	$
Pricing date:	February , 2006, which will be the day we price the HITS for initial sale to the public
Original issue date (Settlement date):	, 2006
Maturity date:	March 20, 2007
Issue price (principal amount):	$10 per HITS
Coupon rate:	11.5% per annum
Interest payment dates:	June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date
Denominations:	$10 (and integral multiples thereof)
Initial share price:	$ , the closing price of JetBlue common stock on the pricing date
Trigger level:	65%–75%. The trigger level will be determined on the pricing date.
Trigger price:	$ , equal to the product of the trigger level and the initial share price
Payment at maturity:	If at any time on any trading day from and including the pricing date to and including the determination date:
• the trading price has not decreased to or below the trigger price, then you will receive an amount in cash equal to $10 per HITS, or
• the trading price has decreased to or below the trigger price, then you will receive shares of common stock in exchange for each HITS at the exchange ratio.
Exchange ratio:	, which will equal $10 divided by the initial share price
Determination date:	March 16, 2007, subject to postponement in the event of certain market disruption events
Exchange right:	The HITS are not exchangeable into cash or JetBlue common stock prior to maturity.
Listing:	We will apply to list the HITS on the AMEX under the proposed symbol “JBN,” but it is not possible to predict whether the HITS will meet the AMEX listing requirements and we do not expect to announce whether the HITS will meet such requirements prior to the pricing of the HITS.
CUSIP:	61747Y428

The HITS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER HITS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per HITS	$	$	$
Total	$	$	$
(1)	Plus accrued coupon, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for HITS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for HITS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for HITS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for HITS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:
•	Prospectus Supplement for HITS dated January 25, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306000151/jan2306_ps-hits.txt
•	Prospectus dated January 25, 2006: http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for HITS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our 11.5% High Income Trigger SecuritiesSM due March 20, 2007, Based on the Common Stock of JetBlue Airways Corporation, which we refer to as the HITSSM. You may revoke your offer to purchase the HITS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the HITS prior to their issuance. In the event of any material changes to the terms of the HITS, we will notify you.

     “High Income Trigger Securities” and “HITS” are service marks of Morgan Stanley.

Your Return on the HITS

     No guaranteed return of principal. Unlike ordinary debt securities, the HITS do not guarantee any return of principal at maturity.

     Coupon on the principal amount. We will pay a coupon on the HITS at the rate of 11.5% of the principal amount per year on June 20, 2006, September 20, 2006, December 20, 2006 and the maturity date, equivalent to $1.15 per annum, which is more than the current dividend rate on JetBlue common stock. For U.S. federal income tax purposes, we and you will generally agree to treat a portion of the total coupon as interest, accruing at % per annum, and the remaining portion as option premium, equivalent to     % per annum. See “United States Federal Income Taxation” below. You will be entitled to receive all coupon payments on the principal amount of your HITS whether we deliver cash or shares of JetBlue common stock at maturity.

     Payment at maturity. We will deliver to you on the maturity date for each $10 principal amount of HITS that you hold:

  if the trading price of JetBlue common stock has not decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, an amount in cash equal to $10 per HITS; or

  if the trading price of JetBlue common stock has decreased to or below the trigger price at any time on any trading day from and including the pricing date to and including the determination date, shares of JetBlue common stock in exchange for each HITS at the applicable exchange ratio.

  where,

exchange ratio =     , which will be equal to $10 divided by the initial share price

     Postponement of maturity date. If the scheduled determination date is postponed because that day is not a trading day or a market disruption event occurs on that day and the actual determination date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the determination date as postponed.

Hypothetical Payments on the HITS

     The following examples illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for JetBlue common stock on a hypothetical determination date, which is approximately one year from the issue date of the HITS, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the trigger price.

The hypothetical examples are based on the following hypothetical values:

• Issue price (per HITS):	$10
• Initial share price:	$13.50 (the closing price of one share of JetBlue common stock on the pricing date)
• Exchange ratio:	0.74 (the $10 price per HITS divided by the hypothetical initial share price)
• Trigger price:	$9.45 (70% of the initial share price)
• Annual coupon:	11.5%

     TABLE 1: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of JetBlue common stock has not decreased to or below the hypothetical trigger price of $9.45 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical JetBlue common stock closing price at determination date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$ 9.50	$ 10.00	$ 1.15	$ 11.15
$ 10.50	$ 10.00	$ 1.15	$ 11.15
$ 12.50	$ 10.00	$ 1.15	$ 11.15
$ 13.50	$ 10.00	$ 1.15	$ 11.15
$ 14.50	$ 10.00	$ 1.15	$ 11.15
$ 15.50	$ 10.00	$ 1.15	$ 11.15
$ 16.50	$ 10.00	$ 1.15	$ 11.15

     TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of JetBlue common stock has decreased to or below the trigger price of $9.45 at any time on any trading day from and including the pricing date to and including the determination date. Consequently, the payment at maturity in each of these examples would be made by the delivery of shares of JetBlue common stock.

Hypothetical JetBlue common stock closing price at determination date	Value of shares of JetBlue common stock delivered at maturity per HITS	Total quarterly coupon payments	Value of total payment per HITS

$ 0.00	$ 0.00	$ 1.15	$ 1.15
$ 5.00	$ 3.70	$ 1.15	$ 4.85
$ 7.00	$ 5.19	$ 1.15	$ 6.34
$ 8.00	$ 5.93	$ 1.15	$ 7.08
$ 9.45	$ 7.00	$ 1.15	$ 8.15
$ 13.50	$ 10.00	$ 1.15	$ 11.15
$ 14.50	$ 10.74	$ 1.15	$ 11.89
$ 15.50	$ 11.48	$ 1.15	$ 12.63
$ 16.50	$ 12.22	$ 1.15	$ 13.37

     Because the trading price of JetBlue common stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of JetBlue common stock falls to or below the trigger price from and including the pricing date to and including the determination date and (b) the closing price of JetBlue common stock on the determination date.

     You can review the historical prices of JetBlue common stock in the section of this pricing supplement called “Description of HITS—Historical Information.” The historical performance of JetBlue common stock included in this pricing supplement should not be taken as an indication of the future performance of JetBlue common stock during the term of the HITS. It is impossible to predict whether the prices of JetBlue common stock will rise or fall during the term of the HITS, whether the price of JetBlue common stock will or will not decrease to or below the trigger price during the term of HITS, or the price of JetBlue common stock at maturity.

JetBlue Common Stock – Public Information

     JetBlue is a low-cost passenger airline that provides customer service at low fares primarily on point-to-point routes. JetBlue common stock is registered under the Exchange Act. Information provided to or filed with the Commission by JetBlue pursuant to the Exchange Act can be located by reference to Commission file number 000-49728 through the Commission’s website at http://www.sec.gov. In addition, information regarding JetBlue may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

     This pricing supplement relates only to the HITS offered hereby and does not relate to JetBlue common stock or other securities of JetBlue. We have derived all disclosures contained in this prospectus supplement regarding JetBlue from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to JetBlue. Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding JetBlue is accurate or complete.

     Neither we nor any of our affiliates makes any representation to you as to the performance of JetBlue common stock.

     Historical Information. The following table sets forth the published high and low closing prices of JetBlue common stock for 2003, 2004, 2005 and 2006 through January 23, 2006. The closing price of JetBlue common stock on January 23, 2006 was $13.24. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of JetBlue common stock as an indication of future performance.

	High	Low

(CUSIP 477143101)
2003
First Quarter	$ 13.14	$ 10.59
Second Quarter	18.78	12.11
Third Quarter	27.61	18.64
Fourth Quarter	31.23	17.24
2004
First Quarter	19.28	13.74
Second Quarter	20.23	16.21
Third Quarter	19.15	13.71
Fourth Quarter	17.20	13.59
2005
First Quarter	15.31	11.52
Second Quarter	15.31	12.27
Third Quarter	15.20	11.69
Fourth Quarter	15.69	11.53
2006
First Quarter
(through January 23, 2006)	14.74	13.19

      Historical prices with respect to the common stock of JetBlue have been adjusted for two 3-for-2 stock splits that were payable on December 23, 2005 and November 20, 2003, respectively. We make no representation as to the amount of dividends, if any, that JetBlue will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on JetBlue common stock.

Risk Factors

     The HITS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The HITS do not guarantee return of principal at maturity. Our payment to you at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of JetBlue common stock, if the trading price of JetBlue common stock decreases below the trigger price over the term of the HITS. If we deliver shares of JetBlue common stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

     Except in certain circumstances, you will not participate in any appreciation in the value of JetBlue common stock. Generally, you will not participate in any appreciation in the price of JetBlue common stock, and your return on the HITS will be limited to the coupon payable on the HITS.

     Secondary trading may be limited. There may be little or no secondary market for the HITS. You should be willing to hold your HITS to maturity.

     Market price of the HITS will be influenced by many unpredictable factors. Although we expect that generally the trading price of JetBlue common stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of JetBlue common stock has decreased to or below the trigger price at any time on any trading day, the volatility, the dividend rate on JetBlue common stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, our creditworthiness and the occurrence of certain events affecting JetBlue that may or may not require an adjustment to the exchange ratio.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging our obligations under the HITS.

     If the HITS are accelerated, you may receive an amount worth substantially less than the principal amount of the HITS. The amount payable to you if the maturity of the HITS is accelerated will differ depending on whether it is due to a price event acceleration due to a decline in the price of JetBlue common stock times the exchange factor for two consecutive trading days to the acceleration trigger price of $2.00 per share, or an event of default acceleration, and may be substantially less than the principal amount of the HITS.

     Morgan Stanley is not affiliated with JetBlue. JetBlue is not an affiliate of ours and is not involved with this offering in any way.

     Morgan Stanley may engage in business with or involving JetBlue without regard to your interests. We or our affiliates may presently or from time to time engage in business with JetBlue without regard to your interests, and thus may acquire non-public information about JetBlue. Neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to JetBlue, which may or may not recommend that investors buy or hold JetBlue common stock.

     You have no shareholder rights. Investing in the HITS is not equivalent to investing in JetBlue common stock. As an investor in the HITS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to JetBlue common stock.

     The HITS may become exchangeable into the common stock of a company other than JetBlue. Following certain corporate events relating to JetBlue common stock, you may receive at maturity or the common stock of a successor corporation to JetBlue. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

     The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect JetBlue common stock. For example, the calculation agent is not required to make any adjustments if JetBlue or anyone else makes a partial tender or partial exchange offer for JetBlue common stock. If an event occurs that does not require the calculation agent to adjust the amount of JetBlue common stock payable at maturity, the market price of the HITS may be materially and adversely affected.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the HITS or that trade JetBlue common stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of our affiliates on or prior to the pricing date and on the valuation dates could adversely affect the price of JetBlue common stock on the pricing date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity.

     The U.S. federal income tax consequences of an investment in the HITS are uncertain. See the section called “Risk Factors—Because the characterization of the HITS for U.S. federal income purposes is uncertain, the material U.S. federal income tax consequences of an investment in the HITS are uncertain” in the prospectus supplement for HITS.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-8 of the prospectus supplement for HITS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

ERISA

     See “ERISA” in the prospectus supplement for HITS.

United States Federal Income Taxation

     There is no direct legal authority as to the proper tax treatment of the HITS, and consequently our tax counsel is unable to render an opinion as to their proper characterization for U.S. federal income tax purposes. Significant aspects of the tax treatment of the HITS are uncertain. Pursuant to the terms of the HITS and subject to the discussion in the prospectus supplement for HITS under “United States Federal Taxation—General,” you have agreed with us to treat a HITS as a unit consisting of (i) an option on a forward contract pursuant to which you, upon the occurrence of certain events, agree to purchase JetBlue common stock from us at maturity and (ii) a deposit with us of a fixed amount of cash to secure your obligation under the forward contract. We have determined that the yield on the deposit is   % per annum, and that the remainder of the coupon on the HITS (   % per annum) is attributable to the Option Premium, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Treatment of the HITS.” Please read the discussion under “United States Federal Taxation” in the prospectus supplement for HITS concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.